Exhibit 99.1

Phoenix New Media Reports Third Quarter 2017 Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 13, 2017

BEIJING, China, November 14, 2017 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

“In the third quarter of 2017, we not only delivered solid financial and operating performance, but also achieved several important milestones,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “Among others, Yidian, a company in which we invested and accounted for as available-for-sale investments, received the License for Internet News Information Service, which is the first license  issued by the Cyberspace Administration of China that covers PC, mobile and we-media platforms since new regulations in China came into effect on June 1, 2017. This license will allow Yidian to differentiate and gain competitive advantages over its peers, especially on content acquisition on its we-media platform Yidianhao (“一点号”). The license also fulfills a prerequisite for an equity investment in Yidian by Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd., which together with the other two investors that we discussed in the second quarter, are expected to invest approximately US$112.1 million in total at an estimated transaction valuation of Yidian of about US$1.0 billion. We are very pleased to have finalized this round of investments as certain major terms, including the valuation, were negotiated late last year.

We also further executed our content strategy during the third quarter. We continued to be a leading news distributor in China of major current affairs around the world. According to a report from iResearch, during the 19th National Congress of the Communist Party of China, the growth rate of weekly active users of our iFeng News App surpassed all of our peers and we also ranked first on the PC platform based on the number of page views of featured stories.

Looking ahead, we will remain focused on market share expansion. By leveraging our professional journalism, cutting-edge technology, extensive partnership resources as well as our branding power, we believe we can maintain our leading position in the highly competitive market.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “We are delighted to have strong financial results this quarter. Net advertising revenues increased by 17.0% year-over-year to RMB363.1 million, primarily driven by a 50.0% year-over-year increase in our mobile advertising revenues. In particular, revenues from our programmatic advertising showed robust year-over-year growth of 106.0% to RMB142.1 million during the third quarter, mainly resulted from our strong operations and product optimization. Non-GAAP net income attributable to Phoenix New Media increased by 38.9% year-over-year to RMB34.4 million. We are very pleased with the results we achieved during the third quarter and expect our mobile advertising business will continue to grow in line with the industry trend. On the other hand, in order to expand our market share, we need to further invest in traffic acquisition while adopting strict cost control measures and closely monitoring the investment return of our products.”

Third Quarter 2017 Financial Results

REVENUES

Total revenues for the third quarter of 2017 increased by 18.2% to RMB425.6 million (US$64.0 million) from RMB360.0 million in the third quarter of 2016.

Net advertising revenues (net of advertising agency service fees) for the third quarter of 2017 increased by 17.0% to RMB363.1 million (US$54.6 million) from RMB310.4 million in the third quarter of 2016, which was primarily attributable to a 50.0% year-over-year increase in mobile advertising revenues and partially offset by a 11.8% year-over-year decrease in PC advertising revenues.

Paid services revenues(1) for the third quarter of 2017 increased by 25.9% to RMB62.4 million (US$9.4 million) from RMB49.6 million in the third quarter of 2016. Revenues from digital entertainment(2) for the third quarter of 2017 increased by 41.8% to RMB52.6 million (US$7.9 million) from RMB37.1 million in the third quarter of 2016. The increase was due to a 51.5% increase in digital reading revenue to RMB 17.2 million (US$2.6 million), which mainly resulted from stronger demand and the Company’s strategic expansion efforts, and a 37.5% increase in the MVAS revenues related to certain short-term new business with telecom operators. Revenues from games and others(3) for the third quarter of 2017 decreased by 21.3% to RMB9.8 million (US$1.5 million) from RMB12.5 million in the third quarter of 2016, which was primarily attributable to a decrease in revenues generated from web-based games operated on the Company’s own platform.

COST OF REVENUES

Cost of revenues for the third quarter of 2017 increased by 2.9% to RMB188.2 million (US$28.3 million) from RMB182.9 million in the third quarter of 2016, primarily attributable to an increase in revenue sharing fees and sales taxes and surcharges.

•                  Content and operational costs for the third quarter of 2017 decreased to RMB110.5 million (US$16.6 million) from RMB119.5 million in the third quarter of 2016, primarily attributable to a decrease in advertisement-related content production cost and the Company’s strict control of general operation costs.

(1)  Prior to 2016, the Company’s paid services revenues comprised mainly of revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others.” In order to align with the Company’s overall strategies, digital reading was re-classified from “games and others”, and digital reading together with MVAS was determined as “digital entertainment” starting from the financial statements as of and for the year ended December 31, 2016. Accordingly, the revenues from digital entertainment and the revenues from games and others for the first three quarters of 2016 have been reclassified.

(2)  Digital entertainment includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading.

(3)  Games and others include web-based and mobile games, and other online and mobile paid services through the Company’s own platforms.

•                  Revenue sharing fees to telecom operators and channel partners for the third quarter of 2017 increased to RMB27.9 million (US$4.2 million) from RMB16.6 million in the third quarter of 2016, primarily attributable to an increase in the sales of MVAS products.

•                  Bandwidth costs for the third quarter of 2017 decreased to RMB14.1 million (US$2.1 million) from RMB16.4 million in the third quarter of 2016, primarily due to the decrease in bandwidth purchase price as a result of intense competition.

•                  Sales taxes and surcharges for the third quarter of 2017 increased to RMB35.7 million (US$5.4 million) from RMB30.4 million in the third quarter of 2016.

•                  Share-based compensation included in cost of revenues was RMB0.9 million (US$0.1 million) in the third quarter of 2017, as compared to negative RMB5.1 million in the third quarter of 2016 resulting from the increase of estimated forfeiture rate of share-based awards based on the actual forfeiture rate in the quarter.

GROSS PROFIT

Gross profit for the third quarter of 2017 increased by 34.0% to RMB237.4 million (US$35.7 million) from RMB177.1 million in the third quarter of 2016. Gross margin for the third quarter of 2017 increased to 55.8% from 49.2% in the third quarter of 2016. The increase in gross margin was primarily attributable to the increase of revenues and decrease of certain cost of revenues as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the third quarter of 2017, which excluded share-based compensation, increased to 56.0% from 47.8% in the third quarter of 2016.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the third quarter of 2017 increased by 34.7% to RMB201.9 million (US$30.3 million) from RMB149.9 million in the third quarter of 2016, primarily attributable to an increase in mobile traffic acquisition expenses, which was partially offset by a decrease in bad debt provision primarily due to the collection of RMB8.3 million of previously fully-reserved receivables in the third quarter of 2017. Share-based compensation included in operating expenses was RMB1.5 million (US$0.2 million) in the third quarter of 2017, as compared to negative RMB3.1 million in the third quarter of 2016. The increase in share-based compensation was primarily due to negative share-based compensation expense recognized in the third quarter of 2016 reflecting an increase of estimated forfeiture rate of share-based awards based on the actual forfeiture rate in that quarter.

Income from operations for the third quarter of 2017 increased by 30.3% to RMB35.5 million (US$5.3 million) from RMB27.2 million in the third quarter of 2016. Operating margin for the third quarter of 2017 increased to 8.3% from 7.6% in the third quarter of 2016, which was primarily attributable to the increase in gross profit and partially offset by the increase in mobile traffic acquisition expenses.

Non-GAAP income from operations for the third quarter of 2017, which excluded share-based compensation, increased by 99.1% to RMB37.9 million (US$5.7 million) from RMB19.0 million in the third quarter of 2016. Non-GAAP operating margin for the third quarter of 2017, which excluded share-based compensation, increased to 8.9% from 5.3% in the third quarter of 2016.

OTHER INCOME/(LOSS)

Other income/(loss) reflects interest income, interest expense, foreign currency exchange gain/(loss), gain/(loss) from equity investments, including impairments, and others, net(4). Total other income for the third quarter of 2017 was RMB6.2 million (US$0.9 million), as compared to RMB6.7 million in the third quarter of 2016.

•                  Interest income for the third quarter of 2017 increased to RMB14.9 million (US$2.2 million) from RMB7.9 million in the third quarter of 2016, which was mainly due to the increase of interest bearing investments and receivables in the third quarter of 2017 as compared to that of 2016.

•                  Interest expense for the third quarter of 2017 increased to RMB5.7 million (US$0.9 million), from RMB1.6 million in the third quarter of 2016, which was primarily due to the increase in outstanding short-term bank loans in the third quarter of 2017 as compared to that of 2016.

•                  Foreign currency exchange loss for the third quarter of 2017 was RMB8.9 million (US$1.3 million), as compared to foreign currency exchange gain of RMB0.6 million in the third quarter of 2016, which was mainly caused by the appreciation of Renminbi against US dollars in the third quarter of 2017.

•                  Gain from equity investments for the third quarter of 2017, including impairments, was RMB1.0 million (US$0.1 million), as compared to loss from equity investments of RMB1.2 million in the third quarter of 2016.

•                  Others, net, for the third quarter of 2017 increased to RMB4.9 million (US$0.7 million), from RMB1.0 million in the third quarter of 2016, which was primarily attributable to the government subsidies received in the third quarter of 2017.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the third quarter of 2017 increased by 3.8 % to RMB32.9 million (US$4.9 million) from RMB31.7 million in the third quarter of 2016. Net margin for the third quarter of 2017 decreased to 7.7% from 8.8% in the third quarter of 2016. Net income

(4)  “Others, net” primarily consists of government subsidies.

per diluted ADS(5) in the third quarter of 2017 increased 3.7% to RMB0.46 (US$0.07) from RMB0.44 in the third quarter of 2016.

Non-GAAP net income attributable to Phoenix New Media Limited for the third quarter of 2017, which excluded share-based compensation and gain/(loss) from equity investments, including impairments, increased by 38.9% to RMB34.4 million (US$5.2 million) from RMB24.8 million in the third quarter of 2016. Non-GAAP net margin for the third quarter of 2017 increased to 8.1% from 6.9% in the third quarter of 2016. Non-GAAP net income per diluted ADS in the third quarter of 2017 increased by 38.8% to RMB0.48 (US$0.07) from RMB0.34 in the third quarter of 2016.

For the third quarter of 2017, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,227,027. As of September 30, 2017, the Company had a total of 573,879,193 ordinary shares outstanding, or the equivalent of 71,734,899 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2017, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.28 billion (US$191.9 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage.

Business Outlook

For the fourth quarter of 2017, the Company expects its total revenues to be between RMB433.0 million and RMB448.0 million. Net advertising revenues are expected to be between RMB386.2 million and RMB396.2 million. Paid services revenues are expected to be between RMB46.8 million and RMB51.8 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on November 13, 2017 (November 14, 2017 at 9:00 a.m. Beijing/Hong Kong time) to discuss its third quarter 2017 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	7682549

(5)  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

A replay of the call will be available through November 20, 2017 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	7682549

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income from operations is income from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income from operations divided by total revenues. Non-GAAP net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation and gain from equity investments, including impairments. Non-GAAP net margin is non-GAAP net income attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income per diluted ADS is non-GAAP net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and loss from equity investments, including impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income from operations and net income attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6533 to US$1.00, the noon buying rate in effect on September 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2016	2017	2017
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	202,694	337,696	50,756
Term deposits and short term investments	781,298	574,799	86,393
Restricted cash	354,602	364,167	54,735
Accounts receivable, net	405,033	401,762	60,385
Amounts due from related parties	156,260	281,959	42,379
Prepayment and other current assets	64,069	70,733	10,631
Convertible loans due from a related party	104,429	103,152	15,504
Total current assets	2,068,385	2,134,268	320,783
Non-current assets:
Property and equipment, net	72,087	69,590	10,459
Intangible assets, net	9,475	7,507	1,128
Available-for-sale investments	939,432	1,192,556	179,243
Equity investments, net	8,809	10,477	1,575
Deferred tax assets**	54,307	59,448	8,935
Other non-current assets	16,047	12,874	1,935
Total non-current assets	1,100,157	1,352,452	203,275
Total assets	3,168,542	3,486,720	524,058
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	358,602	357,954	53,801
Accounts payable	260,902	231,150	34,742
Amounts due to related parties	18,720	21,970	3,302
Advances from customers	27,825	69,316	10,417
Taxes payable	75,652	82,131	12,344
Salary and welfare payable	130,329	126,765	19,053
Accrued expenses and other current liabilities	111,049	103,383	15,540
Total current liabilities	983,079	992,669	149,199
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	197
Long-term liabilities	21,723	22,004	3,307
Total non-current liabilities	23,035	23,316	3,504
Total liabilities	1,006,114	1,015,985	152,703
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	16,843	16,952	2,548
Class B ordinary shares	22,053	22,053	3,315
Additional paid-in capital	1,555,511	1,576,166	236,900
Statutory reserves	77,946	77,946	11,715
Retained earnings	195,069	220,720	33,175
Accumulated other comprehensive income	298,346	562,626	84,563
Total Phoenix New Media Limited shareholders’ equity	2,165,768	2,476,463	372,216
Noncontrolling interests	(3,340)	(5,728)	(861)
Total shareholders’ equity	2,162,428	2,470,735	371,355
Total liabilities and shareholders’ equity	3,168,542	3,486,720	524,058

* Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2017.

** In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Pursuant to the guidance, the Company retrospectively reclassified RMB54.3 million of deferred tax assets from current assets to noncurrent assets in the balance sheets as of December 31, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	310,439	338,725	363,124	54,578	879,052	942,933	141,724
Paid service revenues	49,583	54,541	62,436	9,384	153,973	170,372	25,607
Total revenues	360,022	393,266	425,560	63,962	1,033,025	1,113,305	167,331
Cost of revenues	(182,927)	(167,844)	(188,185)	(28,284)	(521,603)	(518,518)	(77,934)
Gross profit	177,095	225,422	237,375	35,678	511,422	594,787	89,397
Operating expenses:
Sales and marketing expenses	(74,210)	(118,769)	(122,843)	(18,463)	(236,785)	(337,074)	(50,663)
General and administrative expenses	(37,897)	(35,865)	(28,650)	(4,306)	(140,527)	(96,466)	(14,499)
Technology and product development expenses	(37,756)	(45,791)	(50,412)	(7,577)	(120,188)	(140,831)	(21,167)
Total operating expenses	(149,863)	(200,425)	(201,905)	(30,346)	(497,500)	(574,371)	(86,329)
Income from operations	27,232	24,997	35,470	5,332	13,922	20,416	3,068
Other income/(loss):
Interest income	7,943	13,493	14,922	2,243	24,328	41,073	6,173
Interest expense	(1,554)	(6,426)	(5,700)	(857)	(3,283)	(18,475)	(2,777)
Foreign currency exchange gain/(loss)	575	(7,890)	(8,878)	(1,334)	1,122	(19,079)	(2,868)
(Loss)/gain from equity investments, including impairments	(1,242)	1,127	968	145	(1,747)	1,431	215
Others, net	1,021	3,066	4,893	735	9,447	9,386	1,411
Income before tax	33,975	28,367	41,675	6,264	43,789	34,752	5,222
Income tax expense	(2,879)	(4,215)	(9,615)	(1,445)	(4,836)	(11,489)	(1,727)
Net income	31,096	24,152	32,060	4,819	38,953	23,263	3,495
Net loss attributable to noncontrolling interests	599	779	834	125	1,879	2,388	359
Net income attributable to Phoenix New Media Limited	31,695	24,931	32,894	4,944	40,832	25,651	3,854
Net income	31,096	24,152	32,060	4,819	38,953	23,263	3,495
Other comprehensive (loss)/income, net of tax: fair value remeasurement for available-for-sale investments	(39,610)	256,588	33,832	5,085	(22,967)	299,311	44,987
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	2,920	(12,486)	(18,778)	(2,822)	11,854	(35,031)	(5,265)
Comprehensive (loss)/income	(5,594)	268,254	47,114	7,082	27,840	287,543	43,217
Comprehensive loss attributable to noncontrolling interests	599	779	834	125	1,879	2,388	359
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(4,995)	269,033	47,948	7,207	29,719	289,931	43,576
Net income attributable to Phoenix New Media Limited	31,695	24,931	32,894	4,944	40,832	25,651	3,854
Net income per Class A and Class B ordinary share:
Basic	0.06	0.04	0.06	0.01	0.07	0.04	0.01
Diluted	0.05	0.04	0.06	0.01	0.07	0.04	0.01
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.44	0.35	0.46	0.07	0.57	0.36	0.05
Diluted	0.44	0.35	0.46	0.07	0.57	0.36	0.05
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	574,124,546	573,948,891	574,372,716	574,372,716	573,401,254	574,091,207	574,091,207
Diluted	577,432,460	576,815,588	577,816,213	577,816,213	577,056,594	577,578,429	577,578,429

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	310,439	338,725	363,124	54,578	879,052	942,933	141,724
Paid service	49,583	54,541	62,436	9,384	153,973	170,372	25,607
Total revenues	360,022	393,266	425,560	63,962	1,033,025	1,113,305	167,331
Cost of revenues
Net advertising service	151,770	141,459	149,000	22,395	424,035	421,584	63,365
Paid service	31,157	26,385	39,185	5,889	97,568	96,934	14,569
Total cost of revenues	182,927	167,844	188,185	28,284	521,603	518,518	77,934
Gross profit
Net advertising service	158,669	197,266	214,124	32,183	455,017	521,349	78,359
Paid service	18,426	28,156	23,251	3,495	56,405	73,438	11,038
Total gross profit	177,095	225,422	237,375	35,678	511,422	594,787	89,397

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue sharing fees	16,559	15,052	27,891	4,192	54,687	60,263	9,058
Content and operational costs	119,538	105,984	110,491	16,607	332,178	322,791	48,515
Bandwidth costs	16,404	13,607	14,085	2,117	49,041	42,220	6,346
Sales taxes and surcharges	30,426	33,201	35,718	5,368	85,697	93,244	14,015
Total cost of revenues	182,927	167,844	188,185	28,284	521,603	518,518	77,934

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2016				Three Months Ended June 30, 2017				Three Months Ended September 30, 2017
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	177,095	(5,115	)(1)	171,980	225,422	1,224	(1)	226,646	237,375	949	(1)	238,324
Gross margin	49.2%			47.8%	57.3%			57.6%	55.8%			56.0%
Income from operations	27,232	(8,186	)(1)	19,046	24,997	5,460	(1)	30,457	35,470	2,450	(1)	37,920
Operating margin	7.6%			5.3%	6.4%			7.7%	8.3%			8.9%
		(8,186	)(1)			5,460	(1)			2,450	(1)
		1,242	(2)			(1,127	)(2)			(968	)(2)
Net income attributable to Phoenix New Media Limited	31,695	(6,944)		24,751	24,931	4,333		29,264	32,894	1,482		34,376
Net margin	8.8%			6.9%	6.3%			7.4%	7.7%			8.1%
Net income per ADS—diluted	0.44			0.34	0.35			0.41	0.46			0.48
Weighted average number of ADSs used in computing diluted net income per ADS	72,179,058			72,179,058	72,101,949			72,101,949	72,227,027			72,227,027

(1) Share-based compensation

(2) Loss/(gain) from equity investments, including impairments